Exhibit 99.6

Bona Reports Second Quarter 2013 Financial Results

BEIJING — August 29, 2013 — Bona Film Group Limited (“Bona” or the “Company”) (NASDAQ: BONA), a leading film distributor and vertically integrated film company in China, today announced its unaudited financial results for the second quarter ended June 30, 2013.

“The second quarter was another strong quarter for Bona, during which we achieved robust top and the bottom line growth with non-GAAP net income nearly 35% above the high-end of our guided range,” said Bona founder, Chairman and CEO Mr. Yu Dong. “In the second quarter, we continued advancing our key strategic initiatives of expanding our theater network and driving solid overall box office performance through a diversified and balanced film slate. I am particularly pleased with the performance of our theater business segment, which once again exceeded expectations in the second quarter, delivering year-over-year revenue and segment profit growth of 71% and 74%, respectively. We are confident that we can build upon what we have achieved in the first half and are encouraged by our outlook for the second half of 2013. Our expanding theater network, our strong film production and distribution capabilities, and our diverse, high-quality film pipeline position Bona well for a successful second half of 2013 and for even greater achievement over the longer-term.”

Second Quarter 2013 Financial Summary

•                  Second quarter 2013 net revenues were US$28.3 million, compared with US$20.7 million in the second quarter of 2012.

•                  Second quarter 2013 gross profit was US$15.0 million, compared with US$11.7 million in the second quarter of 2012.

•                  Second quarter 2013 gross margin was 53.2%, compared with 56.3% in the second quarter of 2012.

•                  Second quarter 2013 net income attributable to Bona Film Group Limited was US$1.8 million, or US$0.03 per diluted ADS1, compared with net income attributable to Bona Film Group Limited of US$0.5 million, or US$0.01 per diluted ADS, in the second quarter of 2012.

•                  Second quarter 2013 non-GAAP net income2 was US$2.0 million, or US$0.04 per diluted ADS, compared to non-GAAP net income of US$1.8 million, or US$0.03 per diluted ADS in the second quarter of 2012.

•                  Second quarter 2013 adjusted EBITDA, non-GAAP2, was US$4.1 million, compared with US$2.8 million in the second quarter of 2012.

•                  Cash and cash equivalents, term deposits and restricted cash totaled US$33.0 million as of June 30, 2013.

•                  Cash outflow from operating activities totaled US$9.6 million, compared with cash outflow from operating activities of US$17.0 million in the second quarter of 2012.

Second Quarter 2013 Business Updates and Recent Highlights

•      Distributed and invested in a total of three films in the second quarter — Christmas Rose, Kuiba II and The Funeral Parlor.

•      Released action drama Unbeatable on August 16, 2013, directed by Dante Lam and starring Nick Cheung and Eddie Peng. This highly anticipated film, whose stars were named Best Actor and Best Actress at the 16th annual Shanghai International Film Festival, has generated over RMB 110 million in domestic ticket sales to-date.

•      Romantic comedy, My Lucky Star, a prequel to the hit 2009 film Sophie’s Revenge, starring Ziyi Zhang and Leehom Wang, is scheduled for release on September 17, 2013.

•      Continued postproduction work on 3D disaster film Inferno 3D, directed by Oxide & Danny Pang and starring renowned Hong Kong actors Sean Lau, Louis Koo and Angelica Lee, scheduled for release on September 30, 2013.

•      Continued postproduction work on crime drama The White Storm (formerly The Cartel War), directed by Benny Chan and starring Louis Koo, Sean Lau and Nick Cheung, tentatively scheduled for release in the fourth quarter of 2013.

•      Hollywood action comedy Red 2, directed by Dean Parisot and stars Bruce Willis, Helen Mirren, John Malkovich and Anthony Hopkins, received regulatory approvals and is scheduled for release in the fourth quarter of 2013.

•      Completed filming and began postproduction work on corporate action film Overheard 3, produced by Derek Yee, co-directed by Alan Mak and Felix Chong and starring Sean Lau, Louis Koo, Daniel Wu and Xun Zhou, the 3D martial arts epic The White-Haired Witch, directed by Jacob Cheung, produced by Jianxin Huang and starring Xiaoming Huang and Bingbing Fan, and crime drama Sunspot, directed by well-known mainland Chinese director Baoping Cao and starring popular mainland Chinese actors Chao Deng, Yihong Duan, Tao Guo and Luodan Wang. All three films are tentatively slated for release in 2014.

•      Began production on action drama From Vegas to Macau, starring Chow Yun-Fat, Nicholas Tse and Tian Jing. The film, which has already received wide media coverage, is tentatively scheduled for release in 2014.

•      Announced the launch of an RMB 1 billion (approximately US$163.4 million) film fund through partnership with Sequoia Capital Management Ltd. and Noah Holdings Ltd. to finance the development and production of film and TV projects over the next two years.

1  “ADS” is American depositary share. Each two ADSs represent one ordinary share.

2  As used in this press release, non-GAAP net income and non-GAAP net income attributable to Bona Film Group Limited per ADS exclude share-based compensation expenses. Adjusted EBITDA, non-GAAP, excludes share-based compensation expenses, interest, taxes and non-cash depreciation and amortization charges. See “Non- GAAP Financial Measures” and “Reconciliation of Non-GAAP Measures” at the end of this press release.

Second Quarter 2013 Financial Results

Net Revenues

	2Q13	2Q12	Y-o-Y%
Net Revenues (US$mm)	28.3	20.7	36.3%

Net revenues for the second quarter of 2013 increased 36.3% year-over-year to US$28.3 million. The increase in net revenues was primarily attributable by an increase in revenues from the Company’s movie theater segment. The Company distributed three films in both the second quarter of 2013 and 2012.

Net Revenues by Segment Operations

	Distribution	Investment & Production	Movie Theater	Talent Agency	Intersegment Elimination	Consolidated
Net Revenues from External Customers (US$mm)	5.6	5.7	16.8	0.2	—	28.3
Intersegment Revenues (US$mm)	0.2	1.8	—	—	(2.0)	—
Total Net Revenues (US$mm)	5.8	7.5	16.8	0.2	(2.0)	28.3

Net revenues from distribution totaled US$5.8 million. During the second quarter of 2013, Bona distributed three new films, Christmas Rose, Kuiba II and The Funeral Parlor.

Net revenues from film investment and production were US$7.5 million, mainly derived from Bona’s investments in films released in the second quarter of 2013, as well as sales of the Company’s television series Flying Swords of Dragon Gate.

Net revenues from the movie theater segment increased to US$16.8 million, primarily as a result of growth in the number of Bona-owned theaters in operation. The Company owned and operated 20 theaters as of June 30, 2013, compared with 14 as of June 30, 2012.

Gross Profit and Gross Margin

	2Q13	2Q12	Y-o-Y%
Gross Profit (US$mm)	15.0	11.7	28.7%
Gross Margin	53.2%	56.3%	—

For the second quarter of 2013, gross profit increased to US$15.0 million from US$11.7 million in the second quarter of 2012. The year-over-year increase in gross profit was primarily attributable to the strong performance of the Company’s movie theater segment.

Segment Profit3 and Segment Margin

	Distribution	Investment & Production	Movie Theater	Talent Agency	Consolidated
Segment Profit (US$mm)	2.3	3.3	9.7	0.2	15.5
As % of Total Segment Profit	15.4%	21.1%	62.5%	1.0%	100%
Segment Margin	40.8%	43.8%	57.8%	100.0%	54.9%

Segment margin for the distribution segment decreased to 40.8% in the second quarter of 2013 from 61.3% in the second quarter of 2012, primarily as a result of the imported film The Three Musketeers in 2012, which carried a higher gross margin due to lower distribution costs.

Segment margin from the Company’s investment and production business increased to 43.8% in the second quarter of 2013, compared with a segment margin of 9.9% in the second quarter of 2012. This increase in segment margin was mainly due to sales of the Company’s TV series Flying Swords of Dragon Gate.

Segment margin from the Company’s movie theater business increased to 57.8% in the second quarter of 2013, compared with 56.7% in the second quarter of 2012. This increase was in-line with the Company’s normal business based on current theater operations.

3  Segment profit is gross profit less film participation expense by segments for the periods indicated.

Operating Income and Operating Margin

	2Q13	2Q12	Y-o-Y%
Operating Expenses (US$mm)	14.7	11.6	27.1%
Operating Income (US$mm)	1.2	0.7	73.1%
Operating Margin	4.4%	3.5%	—

Total operating expenses, including participation expenses, general and administrative expenses, and sales and marketing expenses, increased 27.1% to US$14.7 million from US$11.6 million in the second quarter of 2012. The year-over-year increase in operating expenses was primarily due to increased general and administrative expenses related to the expansion of the Company’s movie theater business.

Second quarter 2013 operating margin was 4.4% compared to 3.5% in the second quarter of 2012. The year-over-year increase in operating margin was primarily due to growth in the Company’s film investment and movie theater businesses.

Net Income and Net Income Attributable to Bona Film Group Limited per ADS

	2Q13	2Q12
Net Income Attributable to Bona Film Group Limited (US$mm)	1.8	0.5
Net Income Attributable to Bona Film Group Limited per ADS (US$)	0.03	0.01

	2Q13	2Q12
Non-GAAP Net Income (US$mm)	2.0	1.8
Non-GAAP Net Income Attributable to Bona Film Group Limited per ADS (US$)	0.04	0.03

Excluding share-based compensation expense of US$0.8 million and US$1.2 million for the second quarters of 2013 and 2012, respectively, non-GAAP net income for the second quarter of 2013 was US$2.0 million, compared with non-GAAP net income of US$1.8 million in the second quarter of 2012.

	2Q13	2Q12
Adjusted EBITDA, non-GAAP (US$mm)	4.1	2.8

Adjusted EBITDA, non-GAAP, in the second quarter of 2013 was US$4.1 million, compared with adjusted EBITDA, non-GAAP of US$2.8 million in the second quarter of 2012.

Cash and Cash Flow

As of June 30, 2013, Bona had cash, cash equivalents and restricted cash totaling US$33.0 million, compared with US$28.0 million as of December 31, 2012. Operating cash flow for the second quarter was a net outflow of approximately US$9.6 million, compared with US$17.0 million for the second quarter of 2012. The change in cash flow from operations was mainly attributable to investment and production expenses associated with films that the Company expects to release in 2013.

Business Outlook

Based on current market and operating conditions, the Company expects non-GAAP net income for the third quarter of 2013 to be in the range of US$3.0 million to US$3.5 million.

“Looking ahead to the remainder of 2013, we will continue to focus on growing our complementary business segments through the ongoing expansion of our theater network, while we build upon our leading position in China’s film distribution market by leveraging our diverse second-half release schedule, which includes several films that we believe have strong box office potential. In addition to our aggressive theater development strategy and compelling second-half release slate, our international expansion initiatives remain on track and are expected to create additional revenue opportunities for the Company. We have built a strong foundation for future growth and remain excited about what the future holds for Bona.  We currently anticipated non-GAAP net income of $3.0 million to $3.5 million for the third quarter of 2013,” added Mr. Yu.

Second Quarter 2013 Conference Call Details

Bona management will hold the earnings conference call at 8:00 p.m. Eastern Time on Thursday, August 29, 2013 (8:00 a.m. Beijing/Hong Kong Time on Friday, August 30, 2013). Management will discuss results and highlights of the quarter and answer questions from investors.

The dial-in numbers for the earnings conference call are as follows:

U.S. Toll Free: +1-855-500-8701
Hong Kong Toll Free: 800-903-737
China, Domestic: 400-120-0654
International: +65-6723-9385

The conference ID # is 33469546

A live and archived webcast of the earnings conference call will be available on Bona’s Investor Relations website at http://ir.bonafilm.cn/events.cfm.

About Bona Film Group Limited

Bona Film Group Limited (Nasdaq: BONA) is a leading film distributor in China, with an integrated business model encompassing film distribution, film production, film exhibition and talent representation. Bona distributes films to Greater China, Korea, Southeast Asia, the United States and Europe, invests and produces movies in a variety of genres, owns and operates twenty movie theaters and manages a range of talented and popular Chinese artists.

For more information about Bona, please visit http://www.bonafilm.cn.

To be added to Bona’s email list to receive Company news, please send your request to bona@tpg-ir.com.

The Bona Film Group Limited logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=75750

Forward Looking Statements

This news release may contain certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties, Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

Non-GAAP Financial Measures

To supplement Bona’s consolidated financial results presented in accordance with GAAP, Bona uses the following measures defined as non-GAAP financial measures by the SEC: non-GAAP net income, non-GAAP net income attributable to Bona Film Group Limited per ADS, which exclude share-based compensation expenses, and adjusted EBITDA, non-GAAP, which excludes share-based compensation expenses, interest, taxes, and non-cash depreciation and amortization charges. The presentation of these non-GAAP financial measures is not intended to be considered in isolation, as a substitute for, or to be superior to the financial information prepared and presented in accordance with GAAP. In addition, Bona’s definition of non-GAAP net income may be different from the definitions used by other companies, and therefore comparability may be limited.

Bona believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding certain expenses and expenditures that may not be indicative of its operating performance and a supplemental liquidity measure which is useful for understanding and evaluating the Company’s capacity for servicing its debt, and otherwise meeting its cash needs. Adjusted EBITDA, non-GAAP, excludes depreciation and amortization, so it does not reflect any cash requirements for the replacement of the assets, which will often have to be replaced in the future. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and liquidity, and when planning and forecasting future periods. The table appears at the end of this press release has more details on the reconciliations between GAAP financial measures that are comparable to non-GAAP financial measures.

Unaudited Condensed Consolidated Statement of Operations

(in U.S. dollars, except share data)

	Three-months ended June 30		Six-months ended June 30
	2013	2012	2013	2012

Net revenue	28,259,865	20,740,560	71,572,670	64,419,579
Cost of revenue	13,235,144	9,066,347	41,760,148	31,955,978
Gross profit	15,024,721	11,674,213	29,812,522	32,463,601

Film participation expense	(487,598)	96,491	(323,089)	694,853
Sales and marketing expenses	3,206,413	2,168,475	5,814,691	10,236,429
General and administrative expenses	11,988,812	9,310,355	23,957,287	18,244,484
Total operating expenses	14,707,627	11,575,321	29,448,889	29,175,766

Government Subsidies	928,537	620,804	1,540,655	620,804
Operating income	1,245,631	719,696	1,904,288	3,908,639

Interest income (reversal)	27,656	125,140	(4,370)	199,447
Interest expense	(417,174)	(29,942)	(820,667)	(195,692)
Exchange gain (loss)	564,015	(242,101)	511,226	(511,413)
Other income	71,429	71,429	142,858	145,299
Investment Loss (income)	—	(5,584)	—	(5,584)

Income before income tax provision, equity in earnings of equity method investment, net of tax	1,491,557	638,638	1,733,335	3,540,696
Provision for income taxes	298,311	127,728	346,667	708,140
Equity in earnings of equity method investment, net of tax	—	—	—	5,604

Net income	1,193,246	510,910	1,386,668	2,838,160

Less: Net income attributable to the noncontrolling interests	(646,816)	(1,924)	(1,001,040)	56,181
Net income attributable to Bona Film Group Limited	1,840,062	512,834	2,387,708	2,781,979

Net income attributable to Bona Film Group Limited per ADS
Basic	0.03	0.01	0.04	0.05
Diluted	0.03	0.01	0.04	0.05

Weighted average shares used in calculating net income per ordinary share
Basic	29,775,437	29,464,788	29,759,061	29,431,686
Diluted	30,207,593	30,144,055	30,245,848	30,026,996

Unaudited Condensed Statement of Consolidated Comprehensive Income

(in U.S. dollars)

	Three-months ended June 30		Six-months ended June 30
	2013	2012	2013	2012
Net income	1,193,246	510,910	1,386,668	2,838,160
Other comprehensive income, net of tax

Foreign currency translation adjustments	1,126,588	(828,771)	1,443,057	(877,981)

Comprehensive income	2,319,834	(317,861)	2,829,725	1,960,179

Less: comprehensive income attribute to the noncontrolling interests	(639,994)	(14,074)	(991,329)	43,363
Comprehensive income attributable to Bona Film Group Ltd.	2,959,828	(303,787)	3,821,054	1,916,816

Unaudited Condensed Consolidated Balance Sheets

(in U.S. dollars, except share data)

	June 30	December 31
	2013	2012

Cash and cash equivalents	28,934,062	23,227,922
Restricted Cash	4,073,386	4,815,332
Accounts receivable, net of allowance for doubtful accounts	43,302,149	40,307,672
Prepaid expenses and other current assets	22,583,756	23,329,262
Amount due from related parties	334,117	343,817
Current deferred tax assets	651,231	970,683
Inventories	307,804	276,436
Total current assets	100,186,505	93,271,124

Distribution rights	16,051,805	11,406,692
Production costs	99,964,069	90,345,409
Prepaid film costs	6,416,167	7,426,915
Property and equipment, net	59,492,143	60,208,609
Acquired intangible assets, net	2,826,608	3,189,481
Non-current deferred tax assets	269,432	311,102
Cost method investments	1,297,761	1,296,307
Goodwill	49,851,234	49,110,021

Total assets	336,355,724	316,565,660

Accounts payable	34,521,932	35,257,660
Accrued expenses and other current liabilities	29,336,998	28,145,099
Amounts due to related parties	5,381,117	5,746,328
Income taxes payable	1,129,795	2,420,443
Bank borrowing	36,542,457	12,542,161
Other borrowing	6,259,177	8,671,050
Current film participation liabilities	8,078,263	15,086,892

Total current liabilities	121,249,739	107,869,633

Bank borrowing	20,000,000	18,025,553
Deferred income	814,032	813,681
Deferred tax liability	118,848	211,203

Total liabilities	142,182,619	126,920,070

Ordinary shares (par value of US$0.0005 per share, 85,000,000 shares authorized, 30,402,346 and 29,811,618 shares issued and outstanding as of June 30, 2013 and 30,402,346 and 29,737,257 shares issued and outstanding as of Dec 31, 2012.)	14,906	14,869
Additional paid-in capital	178,849,244	176,134,737
Statutory reserves	2,543,272	2,543,272
Accumulated profit	2,938,226	550,518
Accumulated other comprehensive income	7,898,436	6,465,090

Total Bona Film Group Limited’s equity	192,244,084	185,708,486

Noncontrolling interests	1,929,021	3,937,104

Total equity	194,173,105	189,645,590

Total liabilities and equity	336,355,724	316,565,660

Unaudited Reconciliation of Non-GAAP Measures

(in U.S. dollars)

	Three-months ended June 30
	2013	2012

Net income	1,193,246	510,910

Share-based compensation	830,457	1,239,116

Non-GAAP Net income	2,023,703	1,750,026

Interests	389,518	(95,198)
Taxes	298,311	127,728
Depreciation & Amortization	1,418,829	1,024,096

EBITDA, Non-GAAP	4,130,361	2,806,652

	Six-months ended June 30
	2013	2012

Net income	1,386,668	2,838,160

Share-based compensation	1,867,172	2,164,291

Non-GAAP Net income	3,253,840	5,002,451

Interests	825,037	(3,755)
Taxes	346,667	708,140
Depreciation & Amortization	2,812,619	2,079,948

EBITDA, Non-GAAP	7,238,163	7,786,784

Contact Us

In China:	In the U.S.:
Ms. Lingzi Gui	The Piacente Group, Inc.
Bona Film Group Limited	Investor Relations
Tel: +86-10-5631-0700*398	Lee Roth
Email: ir@bonafilm.cn	Tel: (212) 481-2050
Email: bona@tpg-ir.com